Sub-Item 77C: Matters Submitted to a Vote of Shareholders.

At a special meeting of the shareholders of MCBT Global Emerging
Markets Fund Series (the Fund) of the Martin Currie Business Trust (the Trust) held on January 12, 2011 (the Meeting), the shareholders of record of the Fund as of November 30, 2010 (the Record Date) were asked to approve an amended and restated investment advisory agreement between the Trust, on behalf of the Fund, and Martin Currie, Inc. A total of 25,752,587 shares of the Fund were outstanding as of the Record Date.

The shareholders voted as follows:
Votes For:		17,727,039
Votes Against:		 3,460,779
Total Votes		21,187,818